UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2014

KINDRED HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-14057	61-1323993
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

680 South Fourth Street

Louisville, Kentucky

(Address of principal executive offices)

40202-2412

(Zip Code)

Registrant’s telephone number, including area code: (502) 596-7300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On October 9, 2014, Kindred Healthcare, Inc. (“Kindred” or the “Company”) and Gentiva Health Services, Inc. (“Gentiva”) issued a joint press release regarding the matter disclosed in Item 8.01 of this Current Report on Form 8-K. A copy of such joint press release is attached hereto as Exhibit 99.1.

In connection with the execution of the Merger Agreement and the proposed Merger (each as defined below), the Kindred management team will discuss the pending transaction with analysts and investors on a conference call today at 9:00 a.m. (Eastern Time). Interested parties can participate in the conference by dialing (866) 610-1072 (U.S.) or (973) 935-2840 (International), conference code 14669615, five to 10 minutes prior to the start of the call. A live webcast will also be accessible on www.kindredhealthcare.com. A copy of a presentation regarding the proposed transaction, which was made available by Kindred on October 9, 2014, is attached hereto as Exhibit 99.2 and is available on Kindred’s website at www.kindredhealthcare.com under the heading “investors.”

Exhibit 99.1 and Exhibit 99.2 are being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such exhibits be deemed incorporated by reference in any filing made by Kindred under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01 Other Events

On October 9, 2014, Kindred entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Gentiva, Kindred and Kindred Healthcare Development 2, Inc. (“Merger Sub”), providing for the acquisition of Gentiva by Kindred. Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, Merger Sub will be merged with and into Gentiva (the “Merger”), with Gentiva continuing as the surviving company in the Merger and a wholly owned subsidiary of Kindred.

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Forward-Looking Statements

Certain statements contained herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on the Company’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on the Company’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between the Company and Gentiva. In connection with the proposed merger, the Company intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.kindredhealthcare.com.

Participants in Solicitation

The Company and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release, dated October 9, 2014.

99.2	Investor Presentation Materials, dated October 9, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kindred Healthcare, Inc.

October 9, 2014	By:	/s/ Joseph L. Landenwich
Name: Joseph L. Landenwich
Title: Co-General Counsel and Corporate Secretary

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